ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

31 October 2002

02060470

02 NOV 19 AM 9:45

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 31 October 2002, Re: 1) Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri Cheng Heng Jem; and 2) Proposed disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in ATE, representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

dlw 12/11

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Reference No AA-021031-61150

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **ANGKASA MARKETING BERHAD**

* Stock name : **ANGKASA**

* Stock code : **5061**

* Contact person : **Wong Phooi Lin**

* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri Cheng Heng Jem ("Proposed Subscription"); and

Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in ATE, representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal")

* **Contents :-**

The Board of Directors of Angkasa Marketing Berhad ("AMB") refers to the announcements made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002, 9 May 2002, 20 May 2002, 11 July 2002, 5 August 2002, 11 September 2002, 10 October 2002 and 25 October 2002 by AMB and/or its adviser, RHB Sakura Merchant Bankers Berhad in respect of the above matters ("Said Announcements") and wishes to inform that AMBV and LAP have agreed to extend the period for the fulfilment of the conditions precedent from 31 October 2002 to 31 December 2002.

As at the date of this announcement, the following conditions precedent for the Proposed Subscription and/or Proposed Disposal are still outstanding:

2.1 completion of the Proposed Internal Restructuring of ATE and Proposed Subscription (as more particularly set out in the Said Announcements);

2.2 LAP being satisfied with the findings of the legal due diligence review on the ATE group;

2.3 the property ownership rights from the Chinese partner of ATE to Hefei Jianghuai Automotive Co Ltd and Anhui Jianghuai Automotive Chassis Co Ltd, being obtained in accordance with the terms and conditions as set out in the supplemental agreement dated 5 August 2002;

2.4 the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the People's Republic of China ("PRC") for certain aspects of the Proposed Internal Restructuring of ATE; and

2.5 the consent or approval of any relevant governmental authorities and other relevant regulatory bodies in Malaysia, Singapore and the PRC, if required.

AMB will inform the Exchange of any further developments in respect of the Proposed Subscription

ANGKASA MARKETING BERHAD (41515-D)

Secretary

31 OCT 2002

and/or Proposed Disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....

Secretary

3 1 OCT 2002